EXHIBIT 5.2


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FELDMAN FINANCIAL ADVISORS, INC.
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                                                   1725 K STREET, NW - SUITE 205
                                                            WASHINGTON, DC 20006
                                             (202) 467-6862 o FAX (202) 467-6963




January 20, 1999



Board of Trustees
Nesquehoning Savings Bank
301 West Catawissa Street
Nesquehoning, Pennsylvania 18240

Gentlemen:

It is the opinion of Feldman Financial Advisors, Inc., that the subscription rights to be received by the eligible account holders and other eligible subscribers of Nesquehoning Savings Bank (the "Bank"), pursuant to the Plan of Conversion and Merger Conversion Agreement adopted by the Board of Trustees of the Bank, do not have any economic value at the time of distribution or at the time the rights are exercised in the subscription offering.

Such opinion is based on the fact that the subscription rights are acquired by the recipients without payment therefor, are nontransferable and of short duration, and afford the recipients the right only to purchase shares of common stock of First Star Bancorp, Inc., at a price equal to their estimated fair market value, which will be the same price at which unsubscribed shares will be sold in the community offering.

Sincerely,



/s/Feldman Financial Advisors, Inc.

FELDMAN FINANCIAL ADVISORS, INC.